                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


For the month of: April 2002                     Commission File Number: 1-12384


                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                                CALGARY, ALBERTA
                                 CANADA, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                                 Form 40-F   X
                 -------                                   -------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                       No          X
                 -------                                   -------


If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A

                                  EXHIBIT INDEX

       EXHIBIT                                     DESCRIPTION OF EXHIBIT
--------------------------------------------------------------------------------
          1                                   1ST QUARTER REPORT TO
                                              SHAREHOLDERS, INCLUDING INTERIM
                                              MANAGEMENT'S DISCUSSION & ANALYSIS
                                              AND INTERIM FINANCIAL STATEMENTS
                                              FOR THE PERIOD ENDED MARCH 31,
                                              2002

                                    EXHIBIT 1

[SUNCOR LOGO OMITTED]

FIRST QUARTER 2002
REPORT TO SHAREHOLDERS FOR THE PERIOD ENDED MARCH 31, 2002

MILLENNIUM EXPANSION BOOSTS
OIL PRODUCTION AT SUNCOR ENERGY
BY MORE THAN 50%

RECORD PRODUCTION SUBSTANTIALLY OFFSETS LOWER COMMODITY PRICES
AND REFINING MARGINS

SUMMARY

All financial figures are in Canadian dollars unless noted otherwise. Natural gas converts to barrels of oil equivalent at a 6:1 ratio (six million cubic feet of natural gas converts to one thousand barrels of oil equivalent). The following summary is qualified by the Management's Discussion & Analysis.

o First quarter net earnings were $90 million, down from $125 million in the first quarter of 2001. Cash flow provided from operations for the quarter was $181 million, compared with $275 million during the same period last year.

o Suncor's net earnings for the quarter were impacted by a significant year-over-year decline in commodity prices and downstream refining margins, along with higher cash, non-cash and financing costs. These impacts were partially offset by higher Oil Sands production.

o Suncor's production averaged 212,300 barrels of oil equivalent (BOE) per day, compared with 146,900 BOE per day during the same period last year. The 65,400 barrel per day increase reflects the growing production capability at Suncor's oil sands facility resulting from Project Millennium, which was completed in late 2001.

o Although Suncor's production increased over first quarter 2001 results, the volumes achieved in the first quarter of 2002 were lower than expected due to a power outage, cold weather and initial operational challenges with the new Millennium facilities.

o Subsequent to the end of the quarter, Suncor reduced its 2002 annual production goal for Oil Sands to 200,000 barrels per day.

o Cash operating costs for Oil Sands averaged $16.35 per barrel during the quarter, compared to $15.40 per barrel during the same period last year (which included $2.75 per barrel in Project Millennium start-up expenditures). As a result of first quarter experience, Suncor adjusted its 2002 cash operating cost target to $12.50 per barrel.

o Net debt ended the quarter at $3.271 billion, up from $3.143 billion at year-end. Suncor still expects to reduce 2001 debt by up to $700 million by the end of 2003.


EARNINGS BY QUARTER              2002                     2001
($ millions)                  ---------   -----------------------------------
                                  Q1          Q4      Q3       Q2      Q1
-----------------------------------------------------------------------------
                                  90          26      73      164     125
-----------------------------------------------------------------------------


PRODUCTION*                                   2002                    2001
(thousands of barrels of                   ---------   -----------------------------------
oil equivalent per day)                        Q1         Q4       Q3       Q2       Q1
------------------------------------------------------------------------------------------
Crude oil and natural gas liquids           183.2        156.7    120.4    113.5    117.4
Natural gas                                  29.1         30.0     29.3     29.5     29.5
  Total                                     212.3        186.7    149.7    143.0    146.9
------------------------------------------------------------------------------------------

* converted at 6:1


CASH FLOW PROVIDED FROM          2002                     2001
OPERATIONS BY QUARTER         ---------   -----------------------------------
($ millions)                      Q1          Q4      Q3       Q2      Q1
-----------------------------------------------------------------------------
                                  181         133     177      246     275
-----------------------------------------------------------------------------


RATIOS                                        2002                    2001
(per cent)                                 ---------   ----------------------------------
                                              Q1         Q4       Q3       Q2       Q1
-----------------------------------------------------------------------------------------
Return on average shareholder's equity      13.0         14.8     18.4     17.8     16.5
Return on capital employed                  11.7         17.9     21.5     20.0     16.3
-----------------------------------------------------------------------------------------


                              SUNCOR ENERGY INC.  FIRST QUARTER REPORT 2002   1

GOAL FOR 2002: INCREASE PRODUCTION,
DECREASE COSTS AND PAY DOWN DEBT

Suncor Energy Inc. reported first quarter net earnings of $90 million ($0.37 per share), down from $125 million ($0.49 per share) in the first quarter of 2001. Cash flow provided from operations for the quarter was $181 million ($0.76 per share), compared with $275 million ($1.19 per share) during the same period last year.

Suncor's financial performance during the quarter was impacted by a significant year-over-year decline in commodity prices and downstream refining margins, along with higher cash, non-cash and financing expenses, partially offset by higher Oil Sands production and sales.

Suncor's production during the first quarter of 2002 averaged 212,300 barrels of oil equivalent (BOE) per day, compared with 146,900 BOE per day for the first quarter of 2001. The 65,400 barrel per day increase reflects growing production capability at Suncor's oil sands facility resulting from Project Millennium.

"During the first three months of the year, we definitely saw an upward trend in production from Oil Sands, as we put the new Millennium facilities to the test," said Rick George, president and chief executive officer. "We proved the expanded plant has the capacity to double oil production and despite a few set backs, we made significant progress in improving operational performance."

Full plant capacity of 225,000 barrels per day or more was reached six times during the quarter. As of April 24 monthly production averaged 198,000 barrels per day.

"Since completing the Millennium expansion late last year, Suncor predicted the job of transitioning the new facilities to full operations during the first six months and especially through the winter months would be demanding," said George. "Along with the challenges that come with any new operation, an extended period of cold weather and an unexpected power outage impacted Oil Sands production."

The power outage occurred March 20, halting production for two days. Maintenance work previously scheduled for April was brought forward to take advantage of the down time. As a result, Oil Sands production in the quarter averaged 179,300 barrels per day - less than Suncor's original first quarter goal of 190,000 to 200,000 barrels per day. Subsequent to the end of the quarter, Suncor revised its annual production goal for Oil Sands to 200,000 barrels per day.

Suncor had also estimated cash operating costs per barrel in the first quarter of 2002 would be in the $10.50 to $11.00 range. The actual cash operating cost for the first quarter was $16.35 per barrel, higher than the estimate due to a number of one-time events and costs incurred with bringing forward maintenance. The March power outage and extended periods of extremely cold weather impacted production. These production impacts, combined with the acceleration of overburden removal costs, non-recurring costs related to transitioning the new Millennium facilities, and final costs associated with the long-term employee compensation program, all contributed to the increased costs. Suncor now expects cash operating costs to average $12.50 per barrel for the year.

"Rising costs are obviously unacceptable," said George. "Most of the cost increases we experienced were attributed to the challenges we faced in transitioning the new Millennium facilities to full production in the middle of winter. That's behind us and we're now focused on improving plant performance and reducing costs."

George said Suncor expects to see a marked and sustained improvement over the next 18 months. "Our goal remains the same - to drive costs down to the $8.50 to $9.50 per barrel range and become one of the lowest cost crude oil producers in North America."

Another key priority for Suncor is to reduce its debt, which stood at $3.271 billion as of March 31, 2002, up from $3.143 billion at year-end. The increase primarily reflects timing of capital expenditures, costs associated with transitioning the new Millennium facilities to full production, the impact of cold winter weather, the March power outage and the lower than expected production from the new Millennium assets. Based on a review of its outlook for the balance of 2002, Suncor still expects to reduce the 2001 net debt by up to $700 million by the end of 2003.

"Our 2002 goals are to generate more reliable production, lower operating costs and reduce our debt," said George. "We are now well along our learning curve and our production curve for Project Millennium, and we continue to make daily progress. I believe the most significant challenges are behind us. With the experience we have gained, I'm confident these goals are achievable."

2 for more information about Suncor Energy, visit our website www.suncor.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

All financial figures are in Canadian dollars unless noted otherwise. Natural gas converts to barrels of oil equivalent (BOE) at a 6:1 ratio (six million cubic feet of natural gas converts to one thousand barrels of oil equivalent).

This Management's Discussion and Analysis should be read in conjunction with the attached March 31, 2002 unaudited consolidated statements of earnings, consolidated statements of changes in shareholders' equity, consolidated balance sheets, consolidated statements of cash flows and notes to the consolidated financial statements. Readers should also refer to Suncor's 2001 Management's Discussion and Analysis ("Annual MD&A") on pages 22-44 of Suncor's 2001 Annual Report and Suncor's 2001 Annual Information Form ("2001 AIF").

INDUSTRY INDICATORS                                                           3 MONTHS ENDED         3 months ended
(average for the period)                                                      MARCH 31, 2002         March 31, 2001
                                                                              --------------         --------------
West Texas Intermediate (WTI) crude oil US$/barrel at Cushing                      21.65                  28.70
Light/heavy crude oil differential US$/barrel
  - WTI @ Cushing/Bow River @ Hardisty                                              5.20                  11.25
Natural gas US$/thousand cubic feet @ Henry Hub                                     2.40                   7.25
Natural gas CDN$/gigajoule @ AECO                                                   3.15                  10.35
New York Harbour 3-2-1 crack* US$/barrel                                            2.80                   4.80
Exchange rate: CDN$:US$                                                             0.63                   0.65
-------------------------------------------------------------------------------------------------------------------

* New York Harbour 3-2-1 crack is an industry indicator measuring the margin on a barrel of oil for gasoline and distillate.

Suncor's future financial performance is closely linked to the above price and exchange factors. Suncor cannot control these factors and as such cannot predict any future changes. Future financial performance may be volatile.


ANALYSIS OF CONSOLIDATED STATEMENTS OF EARNINGS AND CASH FLOW
THREE MONTHS ENDED MARCH 31, 2002, COMPARED TO
THE THREE MONTHS ENDED MARCH 31, 2001

Net earnings for the quarter were $90 million, compared to $125 million for the first quarter of 2001. The $35 million decrease in earnings was primarily due to weakening demand for oil and natural gas, along with higher supply that significantly reduced commodity prices and downstream refining margins. In addition, higher non-cash and cash costs, including an $11 million after-tax charge associated with a long-term employee incentive program, and higher financing expenses also had an unfavourable impact on earnings.

Production, which averaged 212,300 barrels of oil equivalent (BOE) per day during the quarter, increased substantially over the 146,900 BOE per day production realized during the same period last year. The increase, a result of the Project Millennium expansion at Suncor's Oil Sands facility, partially offset the negative impacts to earnings. Lower hedging losses and the favourable revenue impact of a weaker Canadian dollar versus the U.S. dollar also partially countered the negative impacts to earnings.

Cash flow provided from operations in the first quarter was $181 million, compared to $275 million in the same period of 2001. The decrease was primarily due to the same factors that reduced earnings, an increase in Oil Sands overburden outlays (from $26 million in the first quarter of 2001 to $53 million in the first quarter of 2002), and a $47 million reduction primarily relating to a final election by participants in the executive compensation program.

CRUDE OIL HEDGING LOSSES                    3 MONTHS ENDED         3 months ended
($ millions net of tax)                     MARCH 31, 2002         March 31, 2001
                                            --------------         --------------
                                                  11                     45
---------------------------------------------------------------------------------


media and investor inquiries                              SUNCOR ENERGY INC.   3
JOHN ROGERS (403) 269-8670                         FIRST QUARTER REPORT 2002

SEGMENTED EARNINGS AND CASH FLOW ANALYSIS

OIL SANDS

Oil Sands recorded first quarter net earnings in 2002 of $111 million, compared with $69 million earned in the same quarter of 2001. Cash flow provided from operations for the quarter was $213 million, compared to $140 million during the first quarter of 2001.

Net earnings increased due to significantly higher production and sales levels partially offset by lower crude oil prices and higher non-cash and cash costs. Cash flow provided from operations of $213 million in the first quarter of 2002, increased from $140 million in the first quarter of 2001, primarily due to the same factors that increased earnings, partially offset by a $27 million acceleration in overburden removal costs in the first quarter of 2002 to facilitate oil sands mining over the balance of the year.

Production during the first quarter of 2002 averaged 179,300 barrels of crude oil per day, a 58 per cent increase over the 113,400 barrels of crude oil per day achieved during the same period last year. The increase reflects the capability of the Project Millennium expansion that was completed late last year.

Challenges in bringing the new Millennium facilities to capacity in cold weather and a March 20 power outage contributed to production being lower than the company's forecast of 190,000 to 200,000 barrels per day for the quarter.

Despite seeing steady improvements in production in early April, and rates of more than 220,000 barrels per day, Suncor revised its 2002 production goal for Oil Sands to 200,000 barrels per day. The revision was made primarily to reflect the production challenges faced during the first three months of the year.

Sales during the quarter averaged 188,100 barrels per day, compared with 106,500 barrels per day during the first quarter of 2001.

The higher non-cash cost of $42 million reflects the commencement of the depreciation of Project Millennium assets (which will increase non-cash costs for the year by $115 million) and higher overburden amortization costs due to higher production levels and higher overburden removal costs.

The higher cash costs of $113 million reflect the impact of the higher fixed costs associated with the Millennium assets, which produced less than capacity. Cash costs were also higher due to the power outage, the advancement of maintenance work into the first quarter, extended periods of cold weather, higher property taxes and higher compensation costs including the final cost associated with Suncor's long-term employee compensation program. These higher quarter-over-quarter cash costs were partially offset by the absence of Project Millennium start-up costs incurred in 2001 of $6 million after tax (there were no such costs in 2002) and lower energy costs.

Suncor had estimated cash operating costs per barrel in the first quarter of 2002 would be in the $10.50 to $11.00 range. The actual cash cost was $16.35 per barrel, higher than the estimate primarily due to a number of one-time events and costs incurred with bringing forward maintenance. The March power outage and extended periods of extremely cold weather impacted production and, combined with the acceleration of overburden removal costs, non-recurring costs related to transitioning the new Millennium facilities, and final costs associated with the long-term employee compensation program, contributed to the increased costs. Suncor now expects cash operating costs to average $12.50 per barrel for the year compared to an earlier estimate of $10.00 to $10.50 per barrel.

An Oil Sands taskforce is working to identify cost improvements and/or improved asset performance opportunities. The cost saving initiatives are expected to be implemented over the next 18 months. Suncor's goal is to drive down costs to $8.50 to $9.50 per barrel.


OIL SANDS PRODUCTION                 2002                     2001
BY QUARTER                        ---------   -----------------------------------
(thousands of barrels per day)       Q1          Q4      Q3       Q2      Q1
---------------------------------------------------------------------------------
                                    179.3       153.0   116.5    109.7   113.4
---------------------------------------------------------------------------------


OIL SANDS OPERATING COSTS                   3 MONTHS ENDED         3 months ended
(dollars per sales barrel)                  MARCH 31, 2002         March 31, 2001
                                            --------------         --------------
Cash operating cost                              16.35                  12.65
Millennium start-up cost                           --                    2.75
---------------------------------------------------------------------------------
Total cash operating costs                       16.35                  15.40
Non-cash operating cost                           2.70                   3.20
---------------------------------------------------------------------------------
Total operating costs                            19.05                  18.60
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------


4   for more information about Suncor Energy                  SUNCOR ENERGY INC.
    visit our website www.suncor.com                   FIRST QUARTER REPORT 2002

NATURAL GAS

Natural Gas recorded first quarter 2002 net earnings of $5 million, compared with $53 million earned during the first quarter of 2001. The $48 million decrease was due primarily to lower commodity prices, partially offset by lower royalty expenses. Natural gas prices in the first quarter of 2002 were 70% lower than in the first quarter of 2001.

Cash flow provided from operations for the first quarter of 2002 was $34 million, down from the $127 million reported in the first quarter of 2001. The decrease was primarily due to lower commodity prices.

Production averaged 33,000 BOE per day in the first quarter, compared with 33,500 BOE per day during the first quarter last year. Production of natural gas in the first quarter of 2002 averaged 175 million cubic feet (mmcf) per day, down from 177 mmcf per day in the first quarter of 2001. This decrease in production was due to natural reservoir declines, partially offset by new production. Natural Gas exited the quarter with a March production rate in excess of 180 mmcf per day.

With its program of divesting oil properties complete, Natural Gas' long-term plan is to grow production. Natural Gas' strategy calls for production to exceed internal consumption, retaining this business as a net seller into the North American market. The production outlook for 2002 targets an average of 180 to 190 mmcf per day for the year, exceeding Suncor's projected internal demand of about 130 mmcf per day.


NATURAL GAS BOE
PRODUCTION BY QUARTER*               2002                     2001
(thousands of barrels of oil      ---------   -----------------------------------
equivalent per day)                   Q1          Q4      Q3       Q2      Q1
---------------------------------------------------------------------------------
                                     33.0        33.7    33.2     33.3    33.5
---------------------------------------------------------------------------------

*converted at 6:1


ENERGY MARKETING AND REFINING (EM&R)

Effective January 2002, the Sunoco business was reorganized as Energy Marketing and Refining (EM&R).

EM&R's first quarter net earnings were $7 million, compared with $23 million in the same quarter of 2001. The decline in earnings was primarily due to lower refining margins and a decrease in sales volumes. Refining margins declined due to weak demand, particularly for distillate products, driven by warm weather, high inventory levels and a weak economy.

Cash flow provided from operations for the first quarter of 2002 was $28 million, compared with $50 million in the same quarter of 2001, as a result of the same factors that reduced earnings.

Rack Forward earnings were $5 million in the first quarter of 2002, the same as in the first quarter of 2001. EM&R's retail gasoline margin averaged 6.1 cents pre litre (cpl) for the quarter, unchanged from the first quarter of 2001.

Rack Back earnings in the first quarter were $2 million, compared to $18 million in the same quarter of 2001. The decline in earnings was due largely to lower refining margins that fell 34% to 4.1 cpl, compared with 6.2 cpl in the first quarter of 2001. Earnings were also negatively impacted by lower sales volumes. Refined product sales averaged 13.5 million liters per day, down from 14.9 million liters per day in the first quarter of 2001. Partially offsetting the negative variances were lower expenses on energy and reduced refinery repairs and maintenance.

Utilization of the Sarnia refinery's crude oil capacity increased to 102% in the first quarter of 2002 compared to 88% in the first quarter of 2001. Utilization was higher than the first quarter of 2001 when operational problems occurred with the refinery's catalytic cracker.

On March 27, the Sarnia refinery experienced a fire in the hydrogen plant. As a result, the hydrogen plant and the hydrocracker were shut down. Although the outage does not affect total crude run, it is estimated the unit will be out of service for a number of weeks in the second quarter, which will necessitate additional product purchases to satisfy customer demand. Management expects EM&R's second quarter financial performance will be negatively impacted by the loss of cracking capability, and higher repair and maintenance costs, but the total impact will not be material to Suncor.

Subsequent to the end of the quarter, a conditional agreement for the sale of the natural gas marketing business was signed with Ontario Energy Savings Corp (OESC) for $66 million. The sale, to be completed no later than May 15, 2002, is conditional on obtaining approval from the Competition Bureau and OESC obtaining financing through a proposed equity offering.


DOWNSTREAM PRODUCT                  2002                     2001
MARGINS BY QUARTER                ---------   -----------------------------------
(cents per litre)                    Q1          Q4      Q3       Q2      Q1
---------------------------------------------------------------------------------
Retail                               6.1         6.9     5.9      7.6     6.1
Refining                             4.1         3.7     4.3      8.1     6.2
---------------------------------------------------------------------------------


CORPORATE

Corporate after-tax expenses during the first quarter of 2002 were $33 million, compared to $20 million for the first quarter in 2001. The increase primarily reflects higher financing expenses and long-term compensation program expenses partially offset by the absence of expenses associated with the Stuart Oil Shale Project, which was sold in April 2001, and lower research and development expenses with respect to new technology assessments.


media and investor inquiries                              SUNCOR ENERGY INC.   5
JOHN ROGERS (403) 269-8670                         FIRST QUARTER REPORT 2002

The increase in financing expenses primarily reflects the lower level of capitalized interest relating to Project Millennium, which went into commercial operations January 1, 2002. The capitalization of interest on Project Millennium ceased at the end of 2001. Higher borrowing levels in the first quarter of 2002 compared to the first quarter of 2001 also increased financing expenses. Financing expenses were reduced by lower interest rates and a foreign exchange gain related to US$500 million of unsecured notes that were issued in the first quarter of this year.

The cash flow provided from operations deficit in the quarter was $94 million, compared to $42 million in the first quarter of 2001. Included in the 2002 increase in the cash flow deficit is $37 million relating to a final election by participants in the executive compensation program and the impact of a higher Suncor closing share price quarter-over-quarter that is used to determine the amount of the compensation program payout.

ANALYSIS OF FINANCIAL CONDITION AND LIQUIDITY

Suncor's balance sheet at the end of the first quarter reflects a number of changes. The crude oil benchmark price at the end of the quarter increased by 26% from the month of December 2001 and this increase, along with higher Oil Sands sales, were the primary factors for the increase in accounts receivable.

Excluding cash and cash equivalents, short-term borrowings and the current portion of long-term borrowings, Suncor had a working capital deficiency of $56 million at the end of the first quarter compared to a working capital deficiency of $121 million at the end of 2001. Included in the $56 million working capital deficiency at the end of the quarter is $79 million relating to the payment on the long-term employee incentive programs. This amount will be paid to employees in the second quarter of this year.

Suncor has in place sufficient lines of credit to cover working capital requirements and will continue to monitor the debt capital markets for opportunities to refinance bank debt with longer-term debt. Suncor's undrawn lines of credit as of March 31, 2002 were approximately $1.1 billion.

Net debt ended the quarter at $3.271 billion, up from $3.143 billion at year-end, which primarily reflects the timing of capital and overburden spending, and the lower than expected production from the new Millennium assets at Oil Sands that reduced earnings. Based upon a review of its outlook for the balance of 2002, Suncor is still targetting to reduce 2001 net debt by up to $700 million by the end of 2003.

--------------------------------------------------------------------------------

LEGAL NOTICE - FORWARD-LOOKING INFORMATION

This Management's Discussion and Analysis contains certain forward-looking statements that are based on Suncor's current expectations, estimates, projects and assumptions and were made by the company in light of its experience and its perception of historical trends.

All statements that address expectations or projections about the future, including statements about Suncor's strategy for growth, expected and future production volumes, operating and financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "plans," "believes," "scheduled," "projects," "goal" and similar expressions. These statements are not guarantees of future performance as they are based on current facts and assumptions and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements as a result of known and unknown risks, uncertainties and other factors.

The risk, uncertainties and other factors that could influence actual results include: changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor's products; fluctuations in commodity prices; fluctuations in currency exchange rates; Suncor's ability to respond to changing markets and access the capital markets; the ability of Suncor to receive timely regulatory approvals; the successful and timely implementation of its growth projects including the Firebag In-situ Oil Sands Project and Voyageur; the integrity and reliability of Suncor's capital assets; the cumulative impact of other resource development projects; Suncor's ability to comply with current and future environmental laws; the accuracy of Suncor's production estimates and production levels and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations, joint venturers, suppliers and customers; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; actions by governmental authorities including increasing taxes, changes in environmental and other regulations; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to Suncor; and the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor. See Suncor's current Annual Information Form, Annual Report and Quarterly Reports and other documents Suncor files with securities regulatory authorities, for further details.


6   for more information about Suncor Energy                  SUNCOR ENERGY INC.
    visit our website www.suncor.com                   FIRST QUARTER REPORT 2002

CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

                                                                                      three months ended March 31
($ millions)                                                                2002                             2001
-----------------------------------------------------------------------------------------------------------------
REVENUES                                                                   1 051                            1 087
-----------------------------------------------------------------------------------------------------------------

EXPENSES
   Purchases of crude oil and products                                       295                              392
   Operating, selling and general                                            343                              231
   Exploration                                                                 5                                1
   Royalties                                                                  20                               57
   Taxes other than income taxes                                              88                               86
   Depreciation, depletion and amortization                                  133                               88
   Start-up expenses - Project Millennium                                     --                               10
   Financing expenses (note 3)                                                31                                3
-----------------------------------------------------------------------------------------------------------------
                                                                             915                              868
-----------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                                 136                              219
-----------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES
   Current                                                                    11                               17
   Future                                                                     35                               77
-----------------------------------------------------------------------------------------------------------------
                                                                              46                               94
-----------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                  90                              125
Dividends on preferred securities                                             (7)                              (7)
Revaluation of US$ preferred securities, net of tax (note 2)                  --                              (10)
-----------------------------------------------------------------------------------------------------------------
Net earnings attributable to common shareholders                              83                              108
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

PER COMMON SHARE (dollars)
Net earnings attributable to common shareholders (note 2)
                                                                            2002                             2001
-----------------------------------------------------------------------------------------------------------------
basic                                                                       0.37                             0.49
diluted                                                                     0.37                             0.48

Cash dividends                                                             0.085                            0.085

See accompanying notes.


media and investor inquiries                              SUNCOR ENERGY INC.   7
JOHN ROGERS (403) 269-8670                         FIRST QUARTER REPORT 2002

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)                                                   MARCH 31                          December 31
                                                                   2002                                 2001
ASSETS
   CURRENT ASSETS
      Cash and cash equivalents                                       5                                    1
      Accounts receivable                                           395                                  306
      Income taxes recoverable (note 6)                              30                                   28
      Future income taxes                                            33                                   29
      Inventories                                                   252                                  258
------------------------------------------------------------------------------------------------------------
   Total current assets                                             715                                  622
   Property, plant and equipment, net                             7 264                                7 141
   Deferred charges and other                                       223                                  199
   Future income taxes                                              132                                  132
------------------------------------------------------------------------------------------------------------
   Total assets                                                   8 334                                8 094
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES
      Short-term borrowings                                           9                                   31
      Accounts payable and accrued liabilities                      690                                  672
      Future income taxes                                            28                                   28
      Taxes other than income taxes                                  48                                   42
------------------------------------------------------------------------------------------------------------
   Total current liabilities                                        775                                  773
------------------------------------------------------------------------------------------------------------
   Long-term borrowings (note 4)                                  3 267                                3 113
   Accrued liabilities and other                                    225                                  251
   Future income taxes                                            1 217                                1 177
   Shareholders' equity (see below)                               2 850                                2 780
------------------------------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                     8 334                                8 094
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY                                                  NUMBER                          Number

   Preferred securities (note 2)                     17 540 000          525          17 540 000         525
   Share capital                                    223 317 183          562         222 978 245         555
   Retained earnings (note 2)                                          1 763                           1 700
------------------------------------------------------------------------------------------------------------
                                                                       2 850                           2 780
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

See accompanying notes.


8   for more information about Suncor Energy                  SUNCOR ENERGY INC.
    visit our website www.suncor.com                   FIRST QUARTER REPORT 2002

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

                                                                                      three months ended March 31
($ millions)                                                                2002                             2001
-----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Cash flow provided from operations (1), (2)                                  181                              275
Decrease (increase) in operating working capital
   Accounts receivable                                                       (89)                               6
   Inventories                                                                 6                              (23)
   Accounts payable and accrued liabilities                                   18                              (99)
   Taxes payable                                                              10                              (16)
------------------------------------------------------------------------------------------------------------------
Cash provided from operating activities                                      126                              143
-----------------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES (2)                                       (221)                            (398)
-----------------------------------------------------------------------------------------------------------------
NET CASH DEFICIENCY BEFORE FINANCING ACTIVITIES                              (95)                            (255)
-----------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Decrease in short-term borrowings                                            (22)                             (34)
Proceeds from issuance of long-term borrowings (note 7)                      797                               --
Net (decrease) increase in other long-term borrowings                       (651)                             336
Issuance of common shares under stock option plan                              5                                6
Dividends paid on preferred securities (3)                                   (12)                             (12)
Dividends paid on common shares                                              (18)                             (17)
-----------------------------------------------------------------------------------------------------------------
Cash provided from financing activities                                       99                              279
-----------------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                          4                               24
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                               1                               21
-----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                     5                               45
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
PER COMMON SHARE (dollars)
(1)  Cash flow provided from operations                                     0.81                             1.24
(3)  Dividends paid on preferred securities (pre-tax)                       0.05                             0.05
-----------------------------------------------------------------------------------------------------------------
     Cash flow provided from operations after deducting
        dividends paid on preferred securities                              0.76                             1.19
-----------------------------------------------------------------------------------------------------------------
(2) See Schedules of Segmented Data
-----------------------------------------------------------------------------------------------------------------

See accompanying notes.


media and investor inquiries                              SUNCOR ENERGY INC.   9
JOHN ROGERS (403) 269-8670                         FIRST QUARTER REPORT 2002

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited)

                                                             Preferred                   Share             Retained
($ millions)                                                Securities                 Capital             Earnings
AT DECEMBER 31, 2000, AS PREVIOUSLY REPORTED                       514                     537                1 421
Retroactive adjustment for change in
  accounting policy, net of tax (note 2)                            (4)                     --                    3
-------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2000, AS RESTATED                                  510                     537                1 424
Net earnings                                                        --                      --                  125
Dividends paid on preferred securities                              --                      --                   (7)
Dividends paid on common shares                                     --                      --                  (17)
Issued for cash under stock option plan                             --                       6                   --
Issued under dividend reinvestment plan                             --                       2                   (2)
Revaluation of US$ preferred securities (note 2)                    13                      --                  (10)
-------------------------------------------------------------------------------------------------------------------
AT MARCH 31, 2001                                                  523                     545                1 513
-------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2001, AS PREVIOUSLY REPORTED                       514                     555                1 708
Retroactive adjustment for change in
  accounting policy, net of tax (note 2)                            11                      --                   (8)
-------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2001, AS RESTATED                                  525                     555                1 700
Net earnings                                                        --                      --                   90
Dividends paid on preferred securities                              --                      --                   (7)
Dividends paid on common shares                                     --                      --                  (18)
Issued for cash under stock option plan                             --                       5                   --
Issued under dividend reinvestment plan                             --                       2                   (2)
Revaluation of US$ preferred securities (note 2)                    --                      --                   --
-------------------------------------------------------------------------------------------------------------------
AT MARCH 31, 2002                                                  525                     562                1 763
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

See accompanying notes.

COMMON SHARE INFORMATION AND RATIOS
(unaudited)

                                                                                       2002                  2001
COMMON SHARE INFORMATION
For the three months ended March 31
Average number outstanding, weighted monthly (thousands)*                           223 135               222 115
-----------------------------------------------------------------------------------------------------------------
As at March 31
Share price at end of trading
   Toronto Stock Exchange           - Canadian$                                       57.50                 40.55
   New York Stock Exchange          - US$                                             36.16                 25.90
-----------------------------------------------------------------------------------------------------------------
Book value per common share         - Canadian$                                       10.41                  9.29
                                    - US$                                              6.53                  5.89
-----------------------------------------------------------------------------------------------------------------
Common share options outstanding                                                  6 401 268             6 399 816
-----------------------------------------------------------------------------------------------------------------

* As at April 19, 2002, the actual number of common shares outstanding (thousands) was 223,928.

RATIOS
----------------------------------------------------------------------------------------------------------------
As at March 31
Debt to debt plus shareholders' equity (%)                              53.5                                49.8
----------------------------------------------------------------------------------------------------------------

For the twelve months ended March 31
Debt to cash flow provided from operations (times)                       4.4                                 2.6
----------------------------------------------------------------------------------------------------------------
Interest coverage on long-term debt (times)
   Net income                                                            3.3                                 5.4
   Cash flow from operations                                             5.3                                 8.3
----------------------------------------------------------------------------------------------------------------

10   for more information about Suncor Energy                 SUNCOR ENERGY INC.
     visit our website www.suncor.com                  FIRST QUARTER REPORT 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. ACCOUNTING POLICIES

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, with the exception of the change in accounting with respect to the translation of Foreign Currency discussed in note 2.

2. CHANGE IN ACCOUNTING POLICY

The Company has retroactively adopted the new Canadian accounting standard for Foreign Currency Translation, and as a result, all prior periods have been restated. This standard applies to the Company's foreign-denominated preferred securities and long-term borrowings.

The impact of this change on the Company's US$ preferred securities at December 31, 2001 was to increase preferred securities by $11 million (December 31, 2000 - decrease preferred securities by $4 million), decrease retained earnings by $8 million (December 31, 2000 - increase retained earnings by $3 million), and decrease long-term future tax liability by $3 million (December 31, 2000 - increase long-term future tax liability by $1 million). There was a nil impact in the first quarter of 2002.

The impact of this change in accounting policy on the Company's US$ long-term borrowings issued January, 2002 (refer to note 4) was to increase net earnings for the three months ended March 31, 2002 and decrease long-term borrowings at March 31, 2002 by $3 million.

For the three months ended March 31, 2001, basic and fully diluted earnings per share, previously reported at $0.53 and $0.52 respectively, were reduced by $0.04 to $0.49 and $0.48 respectively, for the retroactive change in accounting policy.

For the three months ended March 31, 2002, the total impact of the change in accounting policy on earnings per share was an increase of $0.01.

3. FINANCING EXPENSES

                             three months ended March 31
                                    2002            2001
Borrowing cost                        38              35
Capitalized interest                  (4)            (31)
--------------------------------------------------------
  Total borrowing expense             34               4
  Foreign exchange (gain)
  on long-term borrowings             (3)             (1)
--------------------------------------------------------
Total financing expense               31               3
--------------------------------------------------------
--------------------------------------------------------


4. ISSUANCE OF 7.15% NOTES

On January 29, 2002, the company issued 7.15% Notes with a principal amount of US$500 million (CDN$ equivalent of $797 million at March 31, 2002). These notes bear interest, which is payable semi-annually, and will mature on February 1, 2032. The net proceeds received were used to repay commercial paper and bank borrowings.

5. EARNINGS PER COMMON SHARE

The following table provides a reconciliation between basic and diluted earnings per common share:

                                                                         three months ended March 31
($ millions)                                                             2002                   2001
Net earnings attributable to common shareholders                           83                    108
Dividends on preferred securities                                          --**                   --**
------------------------------------------------------------------------------------------------------
Net earnings before deducting dividends on preferred securities            83**                  108**
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
(millions of common shares )

Weighted-average number of common shares                                  223                    222
Dilutive securities:
  Options/shares issued under long-term incentive plan                      4                      3
  Preferred securities converted                                           --**                   --**
------------------------------------------------------------------------------------------------------
Weighted-average number of diluted common shares                          227                    225
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
(dollars per common share)

Basic earnings per share                                                 0.37*                  0.49*
Diluted earnings per share                                               0.37**                 0.48**
------------------------------------------------------------------------------------------------------

* Basic earnings per share is the net earnings attributable to common shareholders divided by the weighted-average number of common shares.

** For the three months ended March 31, 2002 and 2001, diluted earnings per share is the net earnings attributable to common shareholders divided by the weighted-average number of diluted common shares. Dividends on preferred securities of $7 million (2002 and 2001) and preferred securities converted of 10 million shares (three months ended March 31, 2001 - 14 million shares), have an anti-dilutive impact, therefore they are not included in the calculation of diluted earnings per share.

media and investor inquiries                             SUNCOR ENERGY INC.   11
JOHN ROGERS (403) 269-8670                        FIRST QUARTER REPORT 2002

6. INCOME TAXES

The Alberta government announced in its 2002 budget that it intends to reduce provincial income tax rates by 0.5% on April 1, 2002. This change has not yet been passed as a Bill in the legislature. Subject to the passage of this Bill, this change will reduce the income tax that Suncor pays on income earned in Alberta. Suncor has not yet assessed the impact of the announcement.

7. STOCK-BASED COMPENSATION

The company applies the intrinsic value-based method of accounting for stock-based compensation awards granted to employees and non-employee directors. Accordingly, no compensation cost has been recognized in the consolidated statements of earnings for common share options granted. Had compensation cost been determined based on the fair values at the grant dates for those options vested in the period, the Company's net earnings and earnings per share would have been reduced to the amounts below:

($ millions, except              three months ended March 31
per share amounts)                   2002               2001
Compensation costs                     10                  8
Net earnings
  As reported                          90                125
  Pro forma                            80                117
Basic earnings per share
  As reported                        0.37               0.49
  Pro forma                          0.33               0.45
Diluted earnings per share
  As reported                        0.37               0.48
  Pro forma                          0.32               0.44
------------------------------------------------------------

The fair value of common share options vested is estimated as at the grant date using the Black-Scholes option-pricing model, using the following weighted-average assumptions:

                                   three months ended March 31
                                     2002                 2001
Fair value of options vested       $13.40               $14.96
Dividend                      $0.34/SHARE          $0.34/share
Risk-free interest rate             5.58%                5.75%
Expected life                     6 YEARS              7 years
Expected volatility                   34%                  33%
--------------------------------------------------------------

8. SUPPLEMENTAL INFORMATION

                              three months ended March 31
($ millions)                  2002                   2001
Interest paid                   45                     43
Income taxes paid                9                     20
---------------------------------------------------------

HEDGE POSITION UPDATE AS AT MARCH 31, 2002          Quantity (bbl/day)     Price - US$ (WTI)         Price - CDN$
2002
Crude oil swaps                                          57,000            $20.42                    $32.54 *
Costless collars                                         10,000            $21.00 - $26.19           $33.46 - $41.73 *
Costless collars                                         12,000            $22.00 - $26.28           $35.06 - $41.88 *
Costless collars                                         18,000            $23.00 - $27.59           $36.65 - $43.96 *
Costless collars                                          3,000            $23.50 - $28.15           $37.45 - $44.86 *

2003
Costless collars                                         44,000            $21.00 - $25.74           $33.46 - $41.02 *
Costless collars                                         10,000            $22.00 - $24.51           $35.06 - $39.06 *

2004
Crude oil swaps                                          10,000            $22.64                    $36.08 *
Costless collars                                         11,000            $21.00 - $23.65           $33.46 - $37.69 *

2005
Crude oil swaps                                          15,000            $21.58                    $34.39 *
------------------------------------------------------------------------------------------------------------------------

* For presentation purposes, these US$ hedges have been converted to a CDN$ equivalent based on the month end US$/CDN$ exchange rate of 1.5935.

For 2002, Suncor has in place US dollar swaps in the amounts of US $314 million, at an exchange rate of Canadian$ to US$ of $0.70.

9. SUBSEQUENT EVENT

Subsequent to March 31, 2002, a conditional sale agreement for the sale of the natural gas marketing business was signed for $66 million. The sale, to be completed no later than May 15, 2002, is conditional on obtaining approval from the Competition Bureau and the buyer obtaining financing through a proposed equity offering.

10. COMPARATIVE FIGURES

Certain of the prior period's figures have been reclassified to conform with the current year's presentation.

12   for more information about Suncor Energy          SUNCOR ENERGY INC.
     visit our website www.suncor.com                  FIRST QUARTER REPORT 2002


SCHEDULES OF SEGMENTED DATA
(unaudited)

                                                                                        three months ended March 31
                                    Oil             Natural      Energy Marketing     Corporate
                                   Sands              Gas          and Refining    and Eliminations         Total
($ millions)                   2002     2001     2002     2001    2002    2001      2002      2001       2002    2001

EARNINGS
REVENUES
Sales and other
  operating revenues            443      252       58      168     549     666        --        --      1 050   1 086
Intersegment revenues            72       41       11       26      --      --       (83)      (67)        --      --
Interest                         --       --       --       --      --      --         1         1          1       1
---------------------------------------------------------------------------------------------------------------------
                                515      293       69      194     549     666       (82)      (66)     1 051   1 087
---------------------------------------------------------------------------------------------------------------------
EXPENSES
Purchases of crude
  oil and products               17       --        7        4     356     449       (85)      (61)       295     392
Operating, selling
  and general                   218      108       17       14      85      84        23        25        343     231
Exploration                      --       --        5        1      --      --        --        --          5       1
Royalties                         8        7       12       50      --      --        --        --         20      57
Taxes other than
  income taxes                    6        3        1        1      81      82        --        --         88      86
Depreciation, depletion
  and amortization               99       57       18       18      15      14         1        (1)       133      88
Start-up expenses -
  Project Millennium             --       10       --       --      --      --        --        --         --      10
Financing expenses               --       --       --       --      --      --        31         3         31       3
---------------------------------------------------------------------------------------------------------------------
                                348      185       60       88     537     629       (30)      (34)       915     868
---------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE
  INCOME TAXES                  167      108        9      106      12      37       (52)      (32)       136     219
Income taxes                    (56)     (39)      (4)     (53)     (5)    (14)       19        12        (46)    (94)
---------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)             111       69        5       53       7      23       (33)      (20)        90     125
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
CAPITAL EMPLOYED

As at March 31                4 946    1 500      363      320     502     520        68       (17)     5 879   2 323
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------


Twelve months ended March 31

RETURN ON AVERAGE
  CAPITAL EMPLOYED (%)         14.2     19.5     20.0     28.0    12.6    17.3        --        --       11.7    16.3
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
RETURN ON AVERAGE
  CAPITAL EMPLOYED (%) *        6.9      8.7     20.0     28.0    12.6    17.3        --        --        6.8     8.9
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

* The company's definition of capital employed excludes capitalized costs related to major projects in progress. If capital employed were to include these capitalized costs, the return on average capital employed would be as stated on this line.


media and investor inquiries                             SUNCOR ENERGY INC.   13
JOHN ROGERS (403) 269-8670                        FIRST QUARTER REPORT 2002

(unaudited)

                                                                                            three months ended March 31
                                        Oil             Natural      Energy Marketing     Corporate
                                       Sands              Gas          and Refining    and Eliminations       Total
($ millions)                       2002     2001     2002     2001    2002    2001      2002      2001     2002    2001

CASH FLOW BEFORE
  FINANCING ACTIVITIES

CASH PROVIDED FROM (USED IN)
  OPERATING ACTIVITIES:
Cash flow provided from
  (used in) operations

  Net earnings (loss)              111        69        5       53       7      23       (33)      (20)      90     125
  Exploration expenses
    Cash                            --        --        1       --      --      --        --        --        1      --
    Dry hole costs                  --        --        4        1      --      --        --        --        4       1
  Non-cash items included
    in earnings
    Depreciation, depletion
    and amortization                99        57       18       18      15      14         1        (1)     133      88
    Future income taxes             54        37        4       53      --       1       (23)      (14)      35      77
    Current income tax provision
    allocated to Corporate           2         2        1       --       5      13        (8)      (15)      --      --
    Other                            5         2        1        1       1       1        (1)        1        6       5
  Overburden removal outlays       (53)       (9)      --       --      --      --        --        --      (53)     (9)
  Overburden removal outlays -
    Project Millennium
    (start-up period)               --       (17)      --       --      --      --        --        --       --     (17)
  Increase (decrease) in
    deferred credits and other      (5)       (1)      --        1      --      (2)      (30)        7      (35)      5
-----------------------------------------------------------------------------------------------------------------------
Total cash flow provided from
  (used in) operations             213       140       34      127      28      50       (94)      (42)     181     275
Decrease (increase) in operating
  working capital                  (56)     (111)     (19)      49     (25)    (28)       45       (42)     (55)   (132)
-----------------------------------------------------------------------------------------------------------------------
Total cash provided from (used in)
  operating activities             157        29       15      176       3      22       (49)      (84)     126     143
-----------------------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES:
Capital and exploration
  expenditures                    (152)     (362)     (57)     (30)     (5)     (4)       (2)       (2)    (216)   (398)
Deferred maintenance
  shutdown expenditures             (2)       --       --       --      (1)     --        --        --       (3)     --
Deferred outlays and
  other investments                 --        --       --       --      (2)     (1)       --         1       (2)     --
-----------------------------------------------------------------------------------------------------------------------
Total cash used in
  investing activities            (154)     (362)     (57)     (30)     (8)     (5)       (2)       (1)    (221)   (398)
-----------------------------------------------------------------------------------------------------------------------

NET CASH SURPLUS (DEFICIENCY)
  BEFORE FINANCING ACTIVITIES        3      (333)     (42)     146      (5)     17       (51)      (85)     (95)   (255)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------


14   for more information about Suncor Energy                 SUNCOR ENERGY INC.
     visit our website www.suncor.com                  FIRST QUARTER REPORT 2002

QUARTERLY OPERATING SUMMARY
(unaudited)

                                                                    For the quarter ended                  Total year

                                              MAR 31        Dec 31       Sept 30       June 30      Mar 31
                                                2002          2001          2001          2001        2001       2001

OIL SANDS

PRODUCTION (a)                                179.3         153.0         116.5         109.7        113.4      123.2
SALES (a)
  - light sweet crude oil                      96.8          62.4          54.2          55.0         53.0       56.2
  - diesel                                     20.2          15.3          15.0          15.2         13.5       14.8
  - light sour crude oil                       70.8          64.3          40.6          31.5         31.4       42.0
  - bitumen                                     0.3           4.3           8.0          13.0          8.6        8.5
---------------------------------------------------------------------------------------------------------------------
TOTAL SALES                                   188.1         146.3         117.8         114.7        106.5      121.5
---------------------------------------------------------------------------------------------------------------------
AVERAGE SALES PRICE (b)
  - light sweet crude oil                     33.55         30.22         35.20         36.05        36.09      34.17
  - other (diesel, light sour
    crude oil and bitumen)                    25.53         20.12         28.21         27.12        25.66      24.86
  - total                                     29.66         24.43         31.43         31.40        30.84      29.17
  - total *                                   30.62         25.65         37.37         38.35        38.17      34.21
CASH OPERATING COSTS (1), (c)                 16.35         17.45         18.25         17.00        15.40      17.00
TOTAL OPERATING COSTS (2), (c)                19.05         19.40         20.95         19.65        18.60      19.60

NATURAL GAS

GROSS PRODUCTION **
Conventional
  - natural gas (d)                             175           180           176           177          177        177
  - natural gas liquids (a)                     2.5           2.4           2.4           2.3          2.3        2.4
  - crude oil (a)                               1.4           1.3           1.5           1.5          1.7        1.5
  - total gross production (e)                 33.0          33.7          33.2          33.3         33.5       33.4

AVERAGE SALES PRICE
  - natural gas (f)                            3.21          3.10          3.90          6.78        10.73       6.09
  - natural gas (f) *                          3.21          3.09          3.90          6.82        10.81       6.12
  - natural gas liquids (b)                   22.53         23.47         30.26         39.32        45.07      34.38
  - crude oil - conventional (b)              29.15         27.17         33.17         36.75        37.35      33.92
  - crude oil - conventional (b) *            30.50         28.60         37.86         42.30        42.12      38.14

NET WELLS DRILLED
Conventional - exploratory ***                   14            14             1             3            2         20
             - development                        9             6             7             3            2         18
---------------------------------------------------------------------------------------------------------------------
                                                 23            20             8             6            4         38
---------------------------------------------------------------------------------------------------------------------


media and investor inquiries                             SUNCOR ENERGY INC.   15
JOHN ROGERS (403) 269-8670                        FIRST QUARTER REPORT 2002

(unaudited)

                                                                    For the quarter ended              Total year

                                           MAR 31        Dec 31       Sept 30       June 30      Mar 31
                                             2002          2001          2001          2001        2001      2001

ENERGY MARKETING AND REFINING

REFINED PRODUCT SALES (g)

Transportation fuels
  Gasoline - retail ****                      4.3           4.5           4.4           4.3         4.1       4.3
           - other                            4.0           4.3           4.6           4.5         4.0       4.4
  Jet fuel                                    0.3           0.4           0.7           0.7         1.1       0.7
  Diesel                                      2.4           2.9           3.0           3.5         3.1       3.1
-----------------------------------------------------------------------------------------------------------------
Total transportation fuel sales              11.0          12.1          12.7          13.0        12.3      12.5
Petrochemicals                                0.6           0.4           0.6           0.6         0.5       0.5
Heating oils                                  0.7           0.4           0.2           0.3         0.8       0.4
Heavy fuel oils                               0.6           0.6           0.9           0.8         0.9       0.8
Other                                         0.6           0.5           0.7           0.6         0.4       0.6
-----------------------------------------------------------------------------------------------------------------
TOTAL REFINED PRODUCT SALES                  13.5          14.0          15.1          15.3        14.9      14.8
-----------------------------------------------------------------------------------------------------------------
NATURAL GAS SALES (d)                          82            92            95           102          92        95
-----------------------------------------------------------------------------------------------------------------

MARGINS (h)

Refining (3)                                  4.1           3.7           4.3           8.1         6.2       5.7
Retail (4)                                    6.1           6.9           5.9           7.6         6.1       6.6

CRUDE OIL SUPPLY AND REFINING

Processed at Suncor refinery (g)             11.3           9.2          11.0          10.9         9.8      10.2
Utilization of refining capacity (%)          102            83            99            98          88        92
-----------------------------------------------------------------------------------------------------------------

*     Excludes the impact of hedging activities.

** Currently all Natural Gas production is located in the Western Canada Sedimentary Basin.

***   Excludes exploratory wells in progress.

****  Excludes sales through joint venture interests.

Definitions
(1) Cash operating costs    - operating, selling and general
                              expenses, taxes other than income taxes and overburden cash expenditures for the period.

(2) Total operating costs   - cash and non-cash operating costs
                              (total Oil Sands expenses less purchases of crude oil and products and royalties in Schedules of Segmented Data).

(3) Refining margin         - average wholesale unit price from all products
                              minus average unit cost of crude oil.

(4) Retail margin           - average street price of Sunoco-branded retail
                              gasoline minus refining gasoline price.

(a) thousands of barrels per day     (d) millions of cubic feet per day    (g) thousands of cubic metres per day
(b) dollars per barrel               (e) BOE per day                       (h) cents per litre
(c) dollars per barrel sold rounded  (f) dollars per thousand cubic feet to the nearest $0.05

Metric conversion
Crude oil, refined products, etc.     1m3 (cubic metre) = approx. 6.29 barrels
Natural gas                           1m3 (cubic metre) = approx. 35.49 cubic feet


16   for more information about Suncor Energy                 SUNCOR ENERGY INC.
     visit our website www.suncor.com                  FIRST QUARTER REPORT 2002

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    SUNCOR ENERGY INC.

Date: April 25, 2002                By:  /s/ JANICE B. ODEGAARD
                                         ------------------------------------
                                         JANICE B. ODEGAARD
                                         Vice President, Associate General
                                         Counsel and Corporate Secretary